YUKON-NEVADA GOLD CORP. CLOSES PRIVATE PLACEMENT

Vancouver, BC – May 2, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that closing of the Company’s non-brokered private placement for a total of 10,050,000 flow-through shares (the “Shares”) to net the treasury an aggregate of $20,100,000 took place today.

In accordance with securities legislation currently in effect, the Shares will be subject to “hold period” of four months plus one day expiring on September 3, 2008.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.